Dime Financial                                     P.O. Box 700
        Corporation                                     Wallingford, CT 06492
                                                        (203) 269-8881



             Dime Financial Corporation -- Third Quarter Results

Wallingford, Connecticut: Dime Financial Corporation ("DFC") (NASDAQ: DIBK) announced net income for the third quarter ended September 30, 1995 of $2.1 million or $0.42 per share compared with net income of $1.1 million or $0.21 per share for the quarter ended September 30, 1994. Net income for the nine months ended September 30, 1995 totalled $3.4 million or $0.67 per share versus $3.6 million or $0.72 per share for the year earlier period.

As reported previously, the Company began a restructuring program in the second quarter which reduced the Company's workforce by approximately 24%. Additional restructuring plans have been authorized by the Board of Directors to take effect in the fourth quarter with regard to the outsourcing of the Bank's data processing operations and other staff reductions. Approximately 10 positions, or 5% of the total workforce, are affected. This additional restructuring is expected to result in a fourth quarter charge to earnings of approximately $800,000 from the combination of severance charges and the writedown to estimated salvage value of fixed assets associated with data processing. These charges are expected to be substantially offset by recognition in the fourth quarter of a deferred tax benefit as a result of improved earnings projections for realization of DFC's deferred tax asset.

Net interest income for the quarter ended September 30, 1995 totalled $6.3 million representing a net interest spread of 3.61% and a net interest margin of 4.11%. Net interest income for the quarter ended September 30, 1994 totalled $6.4 million representing a net interest rate spread of 3.99% and a net interest margin of 4.19%. Net interest income for the nine months ended September 30, 1995 totalled $19.2 million representing a net interest spread of 3.73% and a net interest margin of 4.18%. Net interest income for the nine months ended September 30, 1994 totalled $19.4 million representing a net interest spread of 3.97% and a net interest margin of 4.15%. The reduction in the net interest spread is primarily due to a reduced level of savings account deposits versus higher costing certificates of deposit.

The provision to the allowance for loan losses totalled $1.4 million for the third quarter of 1995 compared with $1.0 million for the third quarter of 1994, and totalled $6.7 million for the nine months ended September 30, 1995 compared with $2.4 million for the nine months ended September 30, 1994. The increase in the loan loss provision for 1995 is due to the higher level of non-performing loans and the change to a new methodology adopted in the first quarter of 1995 regarding the increased risk on 1-4 family residential loans which comprise approximately 77% of the total loan portfolio. Historical charge-off experience and ongoing reviews during 1995 of specific concentrations within that portfolio indicate that collateral values have declined substantially on many loans since their original funding date.

Non-performing loans totalled $10.8 million at September 30, 1995 compared with $11.3 million at June 30, 1995 and compared with $5.6 million at September 30, 1994, excluding $2.0 million of loans classified as held for sale. Other real estate owned ("OREO") totalled $1.6 million at September 30, 1995 compared with $3.5 million at June 30, 1995 and compared with $3.0 million at September 30, 1994, excluding $9.4 million of OREO held for sale. Total non-performing assets were $12.4 million or 1.96% of total assets at September 30, 1995, down from $14.8 million or 2.31% of total assets at June 30, 1995 and up from $8.6 million or 1.32% of total assets at September 30, 1994, excluding assets held for sale of $11.4 million. There were no assets held for sale at September 30, 1995.

The allowance for loan losses totalled $13.7 million at September 30, 1995 an increase of $245,000 from June 30, 1995 and up $3.4 million from September 30, 1994. The ratio of loan loss reserves to non-performing loans was 127.49% at September 30, 1995 compared with 119.01% at June 30, 1995 and compared with 183.74% at September 30, 1994, exclusive of assets held for sale.

Total operating expenses were $3.3 million for the third quarter versus $4.1 million in the second quarter of 1995, net of a restructuring charge of $947,000, and $4.8 million for the third quarter of 1994. Total operating expenses for the nine months ended September 30, 1995 totalled $13.0 million compared with $14.9 million for the same period of 1994, a reduction of $1.9 million or 12.81%. The reduction in operating expenses in 1995 reflects progress achieved under the restructuring plan as well as reductions in the net cost of the operation of other real estate owned due to gains recognized on the sales of OREO. For the quarter ended September 30, 1995, the net cost of the operation of OREO equalled a net gain of $256,000 compared with a net cost of $469,000 for the third quarter of 1994. For the nine months ended September 30, 1995, the net cost of OREO equalled a net gain of $432,000 compared with a net cost of $659,000 for the first nine months of 1994.

Total shareholders' equity was $48.7 million at September 30, 1995 compared with shareholders' equity of $46.5 million at June 30, 1995 and compared with shareholders' equity of $44.1 million at September 30, 1994. Total assets were $632.6 million down $6.8 million or 1.05% from June 30, 1995 and down $20.3 million or 3.10% from September 30, 1994. The Tier 1 regulatory capital ratio for The Dime Savings Bank of Wallingford, the Company's subsidiary bank, was 7.20% at September 30, 1995 compared with a Tier 1 regulatory capital ratio of 6.83% at June 30, 1995 and compared with a Tier 1 ratio of 6.03% at September 30, 1994. This ratio is in excess of the regulatory minimum.


                  Dime Financial Corporation and Subsidiary



Consolidated Statements of Condition
-------------------------------------------------------------------------------------------------
                                                    September 30,   December 31,   September 30,
  (In thousands, except share data)                 1995            1994           1994
-------------------------------------------------------------------------------------------------

Assets
  Cash and amounts due from banks                   $  9,505        $  9,703       $  8,020
  Interest bearing deposits                            3,913          13,695         15,096
  Federal funds sold                                  11,859          26,562         22,830
  Investment securities available for sale (a)         9,891           4,582            624
  Investment securities held to maturity (b)         103,359          51,869         56,991
  Loans receivable:                                    7,192           7,192          7,192
  Mortgage loans:
    Residential real estate - owner occupied         341,459         393,906        396,808
    Residential real estate - non-owner occupied      29,013              (c)            (c)
    Commercial real estate                            52,190          56,935         60,106
    Builders' and land                                 1,928           4,277          3,720
  Commercial loans                                     4,821           7,047          8,189
  Consumer loans                                      50,785          48,213         45,783
  Allowance for loan losses                          (13,722)         (9,326)       (10,361)
                                                    --------        --------       --------
Loans receivable, net                                466,474         501,052        504,245
Loans and other real estate held for sale                 --              --         11,440
Other real estate owned, net                           1,649           3,711          2,998
Premises and equipment, net                            6,816           8,285          8,544
Accrued income receivable                              4,745           3,998          4,330
Income tax receivable                                     --              --          4,831
Other assets                                           4,321           3,963          2,486
Excess of cost over fair value of net assets
 acquired                                              2,855           3,117          3,204
                                                    --------        --------       --------
  Total assets                                      $632,579        $637,729       $652,831
                                                    ========        ========       ========

Liabilities and Shareholders' Equity
  Liabilities:
  Deposits                                          $519,437        $526,591       $538,470
  Federal Home Loan Bank of Boston advances           58,000          60,000         60,000
  Other liabilities                                    6,490           5,942         10,258
                                                    --------        --------       --------
  Total liabilities                                  583,927         592,533        608,728
                                                    --------        --------       --------

  Shareholders' Equity
  Preferred stock; no par value; authorized
   1,000,000 shares; none issued and outstanding          --              --             --
  Common stock; $1.00 par value; authorized
   9,000,000 shares; issued 5,364,902 shares           5,365           5,345          5,345
  Additional paid in capital                          50,992          50,846         50,846
  Retained deficit                                    (4,842)         (8,207)        (9,321)
  Unrealized gain on securities available
   for sale, net of tax                                   35             110            131
  Treasury stock - 351,607 shares at cost             (2,898)         (2,898)        (2,898)
                                                    --------        --------       --------
  Total shareholders' equity                          48,652          45,196         44,103
                                                    --------        --------       --------

  Total liabilities and shareholders' equity        $632,579        $637,729       $652,831
                                                    ========        ========       ========

<F1> (a)  amortized cost: $9,838 at September 30, 1995; $4,416 at December 31,
          1994; and $425 at September 30, 1994
<F2> (b)  market value: $103,383 at September 30, 1995; $51,046 at December 31,
          1994; and $56,352 at September 30, 1994
<F3> (c)  information for this period is not available, it is included within
          "Residential real estate - owner occupied" for prior periods


                  Dime Financial Corporation and Subsidiary


Consolidated Statements of Operations
--------------------------------------------------------------------------------------------------------------------------
                                                        Three months ended September 30,   Nine months ended September 30,
(In thousands, except share data)                       1995             1994              1995            1994
--------------------------------------------------------------------------------------------------------------------------

Interest Income
  Interest and fees on loans                            $ 9,943          $ 9,966           $30,186         $29,944
  Interest bearing deposits                                  26               28               104              67
  Federal funds sold                                        166               85               909             225
  Interest and dividends on investments:
    U.S. treasury securities                                130              316               563           1,104
    U.S. government agency obligations                      680              225             1,505             330
    REMIC/CMO's                                             493               --               708              --
    Mortgage backed securities                              379               --               520              --
    Other bonds and notes                                    89              326               420           1,234
    Equity securities                                        --               15                 3              39
  Dividends on Federal Home Loan Bank of Boston stock       124              147               383             408
                                                        -------          -------           -------         -------
      Total Interest Income                              12,030           11,108            35,301          33,351
                                                        -------          -------           -------         -------
Interest Expense
  Interest to depositors                                  4,687            3,551            12,926          10,658
  Interest on FHLBB advances                              1,054            1,144             3,132           3,331
                                                        -------          -------           -------         -------
      Total Interest Expense                              5,741            4,695            16,058          13,989
                                                        -------          -------           -------         -------
Net Interest Income                                       6,289            6,413            19,243          19,362
  Provision for loan losses                               1,400            1,000             6,700           2,375
                                                        -------          -------           -------         -------
Net Interest Income after Provision                       4,889            5,413            12,543          16,987
  Investment securities gains (losses), net                  64                6               298               6
  Other operating income                                    528              509             1,586           1,604
                                                        -------          -------           -------         -------
  Income before other operating expenses                  5,481            5,928            14,427          18,597
                                                        -------          -------           -------         -------
Other Operating Expenses
  Salaries and employee benefits                          1,796            2,021             6,071           6,647
  Professional and other services                           513              576             1,780           1,953
  Bank occupancy and equipment expense                      767              775             2,300           2,355
  FDIC assessment                                            52              413               808           1,220
  Net cost of operation of other real estate               (256)             469              (432)            659
  Write down on assets held for sale                         --               --                --             234
  Other operating expenses                                  477              579             1,552           1,871
                                                        -------          -------           -------         -------
      Total Other Operating Expenses prior to
       Restructure Expense                                3,349            4,833            12,079          14,939
                                                        -------          -------           -------         -------
  Restructure expense                                        --               --               947              --
      Total Other Operating Expenses                      3,349            4,833            13,026          14,939
                                                        -------          -------           -------         -------
Income before Income Taxes                                2,132            1,095             1,401           3,658
  Income tax expense (benefit)                               12               15            (1,964)             45
                                                        -------          -------           -------         -------
Net Income                                              $ 2,120          $ 1,080           $ 3,365         $ 3,613
                                                        =======          =======           =======         =======

Weighted average common shares (in thousands)             5,011            4,994             5,001           4,994

Earnings per share                                      $  0.42          $  0.21           $  0.67         $  0.72



Selected Financial Highlights
-----------------------------------------------------------------------------------------------
                                                For the three months      For the nine months
                                                ended September 30,       ended September 30,
(Dollars in thousands)                          1995         1994         1995         1994
-----------------------------------------------------------------------------------------------

Average yield on interest-earning assets          7.81%        7.27%        7.69%        7.18%
Average cost of funds                             4.20%        3.28%        3.96%        3.21%
Net interest rate spread                          3.61%        3.99%        3.73%        3.97%
Net yield on interest-earning assets              4.11%        4.19%        4.18%        4.15%
Net income                                      $2,120       $1,080       $3,365       $3,613
Return on average assets                          1.34%        0.65%        0.71%        0.72%
Return on average eqity                          17.94%        9.97%        9.69%       11.42%
Leverage capital ratio                            7.24%        6.06%        7.24%        6.06%
Earnings per share                              $ 0.42       $ 0.21       $ 0.67       $ 0.72
Book value per share                            $ 9.71       $ 8.83       $ 9.71       $ 8.83


                  Dime Financial Corporation and Subsidiary


Selected Financial Data
-----------------------------------------------------------------------------------------------
                                                   September 30,   December 31,   September 30,
(In thousands)                                     1995            1994           1994*
-----------------------------------------------------------------------------------------------

Non-Performing Asset Information:
  Non-Performing Loans:
    Residential Real Estate - owner occupied       $ 3,617         $ 4,194        $2,218
    Residential Real Estate - non-owner occupied     1,200              **            **
    Commercial Real Estate                           4,497           1,604         1,545
                                                   -------         -------        ------
      Total Mortgage Loans                           9,314           5,798         3,763
Commercial Loans                                     1,151           1,858         1,567
Consumer Loans                                         298             303           309
                                                   -------         -------        ------
      Total Non-Performing Loans                    10,763           7,959         5,639

Other Real Estate Owned                              2,160           4,452         3,636
Less: Reserve for OREO Losses                          511             741           638
                                                   -------         -------        ------
      Total OREO, net                                1,649           3,711         2,998

       Total Non-Performing Assets                 $12,412         $11,670        $8,637

<F1> *   exclusive of assets held for sale totalling $11.4 million
<F2> **  information for this period is not available, it is included within
         "Residential real estate - owner occupied" for prior periods


----------------------------------------------------------------------------------------------------
                                                        September 30,   December 31,   September 30,
(In thousands)                                          1995            1994           1994
----------------------------------------------------------------------------------------------------

Average Balance Information
For the quarters ended:
  Interest Earning Assets:
    Gross Loans                                         $486,867        $513,775       $522,594
    Investment Securities                                114,708          65,980         72,295
    Federal Funds sold and Interest Bearing deposits      14,521          36,306         16,960
                                                        --------        --------       --------
      Total Interest Earning Assets                      616,096         616,061        611,849

      Total Assets                                      $631,303        $644,908       $663,478

  Interest Bearing Liabilities:
    Interest Bearing Deposits                           $483,916        $493,761       $506,767
    Borrowings                                            58,000          60,000         66,522
                                                        --------        --------       --------
      Total Interest Bearing Liabilities                 541,916         553,761        573,289

  Total Liabilities                                      584,023         600,501        620,181

  Shareholders' Equity                                    47,280          44,407         43,297

  Total Liabilities & Shareholders' Equity              $631,303        $644,908       $663,478


Average Balance Information
For the nine and twelve months ended:

  Interest Earning Assets:
    Gross Loans                                         $498,719        $515,640       $516,261
    Investment Securities                                 88,499          77,099         80,807
    Federal Funds sold and Interest Bearing deposits      24,890          22,165         17,451
                                                        --------        --------       --------
      Total Interest Earning Assets                      612,108         614,904        614,519

  Total Assets                                          $630,461        $661,571       $667,125

  Interest Bearing Liabilities:
    Interest Bearing Deposits                           $484,655        $511,533       $517,457
    Borrowings                                            58,080          62,081         62,774
                                                        --------        --------       --------
      Total Interest Bearing Liabilities                 542,735         573,614        580,231

  Total Liabilities                                      584,149         618,835        624,946

  Shareholders' Equity                                    46,312          42,736         42,179

  Total Liabilities & Shareholders' Equity              $630,461        $661,571       $667,125

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